UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 2009
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from to
Commission File Number 1-3822
A. Full title of the Plan:
Campbell Soup Company Savings Plus Plan
For Hourly-Paid Employees
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799
This Form 11-K contains 19 pages including exhibits. An index of exhibits is on page 18.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees:
We have audited the accompanying statements of net assets available for benefits of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard, LLC
Philadelphia, Pennsylvania June 25, 2010

\

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2009	2008
Assets,
Investments, at fair value,
Plan’s interest in Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$222,315	$182,017

Liabilities	—	—

Net assets available for benefits	$222,315	$182,017

See accompanying notes

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	Years Ended December 31,
	2009	2008
ADDITIONS / REDUCTIONS TO NET ASSETS ATTRIBUTED TO:

Investment income (loss),
Plan’s interest in the investment income (loss) of the Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$35,815	($54,253)

Contributions:
Employer	5,416	6,254
Participants	13,532	14,666

	18,948	20,920

Net Transfers in from the Savings Plus Plan for Salaried Employees and other additions	54	6

Total additions / reductions	54,817	($33,327)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	14,424	22,412
Administrative fees	95	95

Total deductions	14,519	22,507

NET INCREASE (DECREASE)	40,298	($55,834)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	182,017	237,851

End of year	$222,315	$182,017

See accompanying notes

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
The following brief description of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan covering hourly-paid employees at substantially all domestic locations of Campbell Soup Company (“Campbell” or the “Company”) and its subsidiaries and certain other former employees. The Plan participates in the Master Trust Under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets are maintained in the Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”). The Master Trust consists of the assets of the Plan and of another defined contribution plan of the Company within the United States called the Campbell Soup Company Savings Plus Plan for Salaried Employees.
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employee Contributions — Eligible employees authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. If they do not enroll within 45 days of their eligibility date, they are enrolled automatically at a pre-tax rate of 3% of earnings. If they do not want to participate, they must notify the Trustee and elect not to enroll in the Plan. Employees may contribute up to 50% of earnings, as defined by the Plan and the Internal Revenue Code (“IRC”), in pre-tax contributions per pay period.
In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed 50% of a participant’s earnings, as defined. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for each of calendar years 2009 and 2008 was limited to $16,500 and $15,500, respectively ($22,000 and $20,500, respectively, if the participant is at least 50 years of age by the end of the year). Participants also may roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.
Employer Contributions — In certain union locations, the Company matches 50% of all participants’ contributions up to 5% of a participant’s earnings, as defined, beginning after one full year of service. In other union and non-union locations, the Company matches 60% of all participants’ contributions up to 5% of the participant’s earnings, as defined by the IRC, beginning after one full year of service. All Company contributions to the Plan are initially invested in the Fidelity Freedom Fund based on date of birth unless this election is changed by the participant.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Participant Accounts — Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan expenses, are charged to participant accounts. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.
Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as cash or reinvest the dividends back into the Campbell Stock Fund. In 2009 and 2008, dividends paid in cash were $144,098 and $192,068, respectively, and were included in investment income in the Master Trust.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on the following:

Completed
Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%
Participant Loans — Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 4.5 years. The loans are secured by the balance in the participant’s account and bear interest that is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 6.0% to 10.25% at December 31, 2009.
Payment of Benefits — Participants may take a withdrawal from their account after they terminate employment. Participants who are still actively working may take a withdrawal from their after-tax and Company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1/2 or older may also take a withdrawal from their pre-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their pre-tax contributions. A six-month suspension of participant contributions is required for all hardship transactions.
Participants who leave employment and are under age 55 can take a lump sum or defer payment until April 1 following the year in which they turn age 70 1/2. Participants who leave employment with the Company at or after age 55 can take a lump sum, installments, or defer payments until the April 1 following the year in which they turn age 70 1/2.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Forfeited accounts — At December 31, 2009 and 2008, forfeited non-vested accounts totaled $9,287 and $12,464, respectively. These accounts will be used to reduce future Company matching contributions. Also, in 2009 and 2008, $9,709 and $71,805, respectively of forfeited non-vested accounts were used to reduce the Company contributions.
Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds, Fidelity Freedom Funds, the Fidelity Managed Income Portfolio and the Campbell Stock Fund.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
In 2009 and 2008, the Master Trust invested in Fidelity Managed Income Portfolio which holds guaranteed investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the contract value of the investment contracts which approximates fair value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) was issued to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities and supersede all then-existing non-SEC accounting and reporting standards. This authoritative guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not have a material impact on the Plan’s financial statements.
In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance, permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent)

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Topic Financial Services – Investment Companies. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The adoption did not have a material impact on the Plan.
Valuation of Investments and Income Recognition — The Plan’s interest in the Master Trust is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year’s value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan originated. Net appreciation/depreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits — Benefits are recorded when paid.
NOTE 3 — RELATED PARTY TRANSACTIONS
Certain Plan investments held in the Master Trust are shares of mutual funds and a commingled fund managed by Fidelity. Fidelity also serves as the Trustee and recordkeeper of the Plan, and therefore, Plan transactions involving these mutual funds and commingled fund qualify as party-in-interest transactions under ERISA and the IRC. Additionally, shares of Company common stock are offered as a Plan investment to participants and are held in the Master Trust. The Company also issues loans to participants. All of these transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.
As provided in the Plan document, the Plan also pays certain administrative expenses.
NOTE 4 — INTEREST IN MASTER TRUST
At December 31, 2009 and 2008, the assets of the Plan are maintained in the Master Trust that was established for the investment of the assets of the Plan and one other defined contribution plan of the Company within the United States of America. Each participating plan has an undivided interest in the Master Trust.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 4 — INTEREST IN MASTER TRUST (continued)
Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based on their proportionate share of Master Trust net assets as of the year-end for each plan. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 30% in each year.
The following presents the investments at fair value for the Master Trust (dollars in thousands) at December 31, 2009 and 2008:

	2009	2008
Investments, at fair value:
Mutual Funds	$426,826	$318,213
Campbell Stock Fund	228,722	208,365
Commingled Fund	38,686	34,787
Participant Loans	11,834	11,038

Total	$706,068	$572,403

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 4 — INTEREST IN MASTER TRUST (continued)
Investment income (loss) for the Master Trust for the years ended December 31, 2009 and 2008 was comprised of the following:

Investment Income (Loss):	2009	2008
Interest and dividend income	$13,716	$19,626

Net appreciation (depreciation) in fair value of investments:

Campbell Stock Fund	25,081	(37,677)
Mutual Funds	84,656	(191,646)

Total	$123,453	$(209,697)

NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST
FASB issued guidance for “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measure. The levels of the fair value hierarchy are as follows:
Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.
Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST (continued)
Level 3 — Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following tables summarize instruments measured at fair value on a recurring basis for the Plan (dollars in thousands) as of December 31, 2009 and 2008:

	Fair Value Measurement at December 31, 2009
	Using Fair Value Hierarchy
		Quoted Market	Other
		Prices in Active	Significant	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	Level 1	Level 2	Level 3
Mutual Funds:
Balanced	$19,560	$19,560
Target Date	68,206	68,206
Growth	125,774	125,774
Income	16,242	16,242
Growth & Income	48,490	48,490
Index	30,333	30,333
International	49,587	49,587
Value	14,368	14,368
Money Market	54,266	54,266
Campbell Stock Fund	228,722		$228,722
Commingled Fund	38,686		38,686
Participant Loans	11,834		—	$11,834

Total	$706,068	$426,826	$267,408	$11,834

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST (continued)

	Fair Value Measurement at December 31, 2008
	Using Fair Value Hierarchy
		Quoted
		Market
		Prices in
		Active	Other
		Markets for	Significant	Significant
	Fair Value as of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2008	Level 1	Level 2	Level 3
Mutual Funds	$318,213	$318,213
Campbell Stock Fund	208,365		$208,365
Commingled Fund	34,787		34,787
Participant Loans	11,038			$11,038

Total	$572,403	$318,213	$243,152	$11,038

Fair value measurements using significant unobservable inputs (Level 3) at December 31, 2009 and 2008:

Participant
Loans
Balance, January 1, 2008	$11,747
Purchases, sales, issuances, and settlements (net)	(709)

Balance, December 31, 2008	11,038

Purchases, sales, issuances, and settlements (net)	796

Balance, December 31, 2009	$11,834

The Level 3 investments include participant loans.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST (continued)
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Mutual funds are valued at net asset value of shares held by the Master Trust at year end. These investments are classified within Level 1 of the fair value hierarchy.
The Campbell Stock Fund is valued based upon the fair value of their underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.
Commingled trusts are comprised of units in such commingled funds that are not publicly traded. The underlying assets in these funds (fixed income obligations, debt securities, asset backed securities, future contracts, open-end investment companies and short term securities) are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available. When current market prices or quotations are not available, valuations are determined using valuation models adopted by the Trustee or other inputs principally from or corroborated by observable market data and by other means. Commingled funds are valued at their net asset value (NAV) on the last day of the calendar year of the period. The commingled fund’s policy is to maintain a stable NAV of $1.00 per unit, although there is no guarantee to maintain this value. All investment contracts and fixed income securities purchased for the fund must satisfy the credit quality of the fund’s issuer. These investments are classified within level 2 of the fair value hierarchy.
Participant loans are valued at amortized cost, which approximates fair value based on unobservable inputs, as observable inputs are not available, using valuation methodologies to determine fair value to include discounted cash flows and other similar techniques. These investments are classified within Level 3 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.
NOTE 7 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
NOTE 8 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 9 — PLAN AMENDMENTS AND FUND CHANGES
On March 18, 2008, the Company closed the sale of Godiva Chocolatier, Inc. and related affiliates as defined in the share purchase agreement (“Godiva”). On the closing date, all U.S. Godiva employees who participated in the Plan and were transferred as part of the sale became 100% vested in their Company matching contributions under the Plan regardless of their actual years of service. No additional pay or service under the Plan will accrue after the closing date to any Godiva employees who were transferred because Godiva is no longer part of the Company’s controlled group. On December 18, 2008, the Plan was amended to reflect this vesting treatment.
At the time of close, approximately 12% of participants in the Plan and the Campbell Soup Company Savings Plus Plan for Salaried Employees were Godiva employees transferred as part of the sale. The approximate cost of the vesting treatment described above was $100,000.
Also on December 18, 2008, the Plan was amended to implement the following changes: (1) the default investment for employee contributions under the Plan was changed from the Fidelity Retirement Money Market Portfolio to the Fidelity Freedom Fund corresponding to the participant’s 65th birthday; (2) the default investment option for Company matching contributions was changed from the Campbell Company Stock Fund to the Fidelity Freedom Fund corresponding to the participant’s 65th birthday; and (3) automatic enrollment was implemented with a default contribution rate of 3% of compensation. The automatic enrollment contribution start date is approximately 45

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 9 — PLAN AMENDMENTS AND FUND CHANGES (continued)
days following an employee’s initial eligibility date. These amendments were effective on January 1, 2008.
On April 8, 2009, the Plan was amended to permit special vesting and distribution rules to apply to participants on military leave, permit non-spouse beneficiaries to roll over eligible accounts to Roth IRAs and revise the definition of IRC section 415 compensation for nondiscrimination testing and other purposes. These amendments had effective dates from January 1, 2007 through January 1, 2009.
On May 4, 2009, the Company closed the sale of its acquisition of Ecce Panis, Inc. Under the terms of the purchase agreement, the Company committed to providing prior service credit for vesting and eligibility purposes under the Plan to Ecce Panis, Inc. employees who were acquired as part of the sale. The Plan was amended to permit Ecce Panis, Inc. employees who were acquired as part of the sale to participate as soon as administratively possible in the Plan and receive prior service credit for vesting purposes. In addition, the Plan was amended to exempt such employees from the automatic enrollment procedures.
Effective as of July 1, 2009, the Plan was amended to add the partial lump sum as a form of payment.
On December 15, 2009, the Plan was amended, effective January 1, 2009, to allow participants the option to suspend minimum required distributions as permitted under the Worker, Retiree, and Employer Recovery Act of 2008. In addition, the Plan was amended, effective January 1, 2008, to eliminate the gap period income inclusion rule for calculating excess deferrals for correction purposes.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date: June 28, 2010

INDEX OF EXHIBITS

Exhibit	Page
23.1 — Consent of Independent Registered Public Accounting Firm	18